Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Grab: Anthony Tan transcript – Bloomberg, Generation Next

Date: 21 June 2021

Link to interview (34 – 42 mins): https://www.bloomberg.com/news/videos/2021-06-21/-bloomberg-daybreak-asia-full-show-06-21-2021-video?sref=0yPqMgaW

Reporter: This week, on Generation Next, we are focusing on Grab CEO, Anthony Tan. Before he founded the now ubiquitous Southeast Asian ride-hailing and delivery app, Anthony Tan could have had it easy. He is the son of prominent Malaysian businessman and his grandfather founded one of the country’s largest auto companies, but instead of following in their footsteps, he chose his own path. Armed with an MBA from Harvard, Anthony Tan joined the Tech Revolution. He co-founded Grab, moved to Singapore and turned his business into a superapp with a reach that spans across transport, food, fintech and now he is taking Grab public with a US listing that could value his company at 40 billion dollars and boost his own fortune to more than 800 million. He spoke to Bloomberg’s Juliette Saly about why he sees so much growth in Southeast Asia and his experience of leaving the family business.

Anthony: The challenges that Grab could face as it becomes a public company is just needing to prove the market opportunity in Southeast Asia. I think we see that Southeast Asia is a lesser known region than China or India, yet the market opportunity is clear here. You see 660 million people live here in the region, and it has a bigger population than the US. So, it’s sharing and educating the world about how young and mobile-savvy, how digital penetration is low. So, I think that’s one. I think the second thing is having to prove that the long-term sustainability and how we can keep meeting these targets, so for us, how to keep showing consistent top-line growth as we improve profitability, how we are confident that we are on the right track, and how we are serving not just one country but across eight countries.

Juliette: You are focused, though, as you mentioned, on Southeast Asia, so for US investors that perhaps may not have heard of Grab, why would they buy Grab shares as opposed to Didi or Uber?

Anthony: It’s a superapp, it’s very different. I’ll first talk about, very quickly, why superapps work in Southeast Asia. First, as I shared, very young, mobile first population. And you look at just Indonesia for example; compared to the West, only 20% of households have PCs. Number two, the urban cities here are very densely packed. That makes for a very cost-efficient way to deliver goods and services. And just thinking about how Southeast Asia is going through these early days of digital transformation, where across verticals, if you look at Grab and the whole industry’s penetration, whether it’s food delivery, ride-hailing, digital banking – it’s much lower than the markets in the US or in China. Number two, if you look at our superapp – the beauty of the superapp is that it creates this fly-wheel of growth, which makes it cheaper and easier for us to cross-sell our services. So, it’s this superapp concept that is very clearly product-market fit in the region.

Juliette: What about competition, though, particularly when you look at the likes of SEA Limited, Shopee, for example?

Anthony: Well, I think competition is a very, very good thing. It pushes us to innovate, it pushes us to invent and reinvent for consumers. We talk about Indonesia as one of our most hotly-contested markets. Look, we started out there later. We have become the category leader in ride-hailing and online food delivery. And more importantly, we are not dependent on any one market. We operate in 8 countries across the region and not one country contributes more than 35% of our revenues. So, by having a regional footprint, it’s so key to sustainability, it’s so key to having this resilience in our business. And if you just look at Covid, for example, Covid hurt certain countries more than others and because we were so regionally diversified, we got to enjoy the upside of a better economy environment in certain countries.

Juliette: We want to talk a little bit more about your ambitions as well because you have been labelled by one of your former employees as street fighter, you use your laptop when you are on the treadmill, you’re not interested in watching movies, you say you can’t finish books. So, what drives Anthony Tan? What takes Anthony Tan to continue to explore new opportunities?

Anthony: We think about what problems are there, what major pain points are there that we believe we have a competitive advantage to solve. That’s number one. Number two, we think about – is this problem big enough that it affects a big part of society and if it does, like for example, safety for women or thinking about how 6 out of 10 people in Southeast Asia are underserved or underbanked. So, we think about, hey, how do we build something that solves these real problems.

Juliette: You could have had such an easy ride, pardon the pun, riding on the coattails of your family’s auto business, but you did strike out on your own. Your mother, she was basically your first backer. Talk us through, I guess, the family ties – even though you’ve branched out on your own, how important that is to you.

Anthony: My mom has been an incredible woman. When I thought about leaving the family business, it was a really hard decision. It’s very tough for many of you who have gone through, or know friends who go through family businesses, but I remember my mother told me, she said: “Anthony, you don’t have to live in the shadow of the family anymore. This is your time. This is your time to just go and do it”. And she put money where her mouth was. She was one of our earliest investors and she had shared so much wisdom over the years. One of her biggest and most lasting influences on Grab has probably been just how she’s taught me the importance of money, of every dollar saved.

Juliette: Was there any pushback, though, that you didn’t join the family business?

Anthony: Of course, there was. Lots of pushback. But I had a lot of naysayers, a lot of people who didn’t agree, who said you’d probably fail. But that’s a risk. Look, we all knew what we were signing ourselves up for.

Juliette: You’ve got three children of your own and another one on the way. When you’re building Grab up to be this behemoth, would it be your hope that they follow in your footsteps?

Anthony: Grab is professionally-run, it is not built as a family business. It is totally, 100% meritocratic. And, you know, for me, whatever I have will just be thinking how do we help the next generations. It doesn’t have to be my children, it can be whatever next, next generations. How do we build a company that really thinks through an intergenerational of highly accomplished people that have the heart to serve society?

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.